Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated January 13, 2022

Relating to Preliminary Prospectus Supplement dated January 12, 2022 and

Prospectus dated May 29, 2020

Registration No. 333-237586

Eagle Point Credit Company Inc.

$87,000,000

5.375% Notes Due 2029

Pricing Term Sheet
January 13, 2022

The following sets forth the final terms of the 5.375% Notes due 2029 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated January 12, 2022, together with the accompanying prospectus dated, May 29, 2020, relating to these securities (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Eagle Point Credit Company Inc.
Title of the Securities:	5.375% Notes due 2029 (the “Notes”)
Rating*	Egan-Jones Ratings Company: BBB+
Initial Aggregate Principal Amount Being Offered:	$87,000,000
Over-allotment Option:	The underwriters may purchase from the Issuer up to an additional $13,000,000 aggregate principal amount of Notes to cover over-allotments, if any, within 30 days of the Trade Date.
Denominations:	$25 and integral multiples of $25 in excess thereof
Initial Public Offering Price:	100% of aggregate principal amount ($25.00 per Note)
Underwriting Discount:	3.125% or $2,718,750 total (assuming the underwriters’ option is not exercised)
Net Proceeds to the Issuer, before Expenses:	96.875% or $84,281,250 total (assuming the underwriters’ option is not exercised); $96,875,000 total (if the underwriters’ option is exercised in full)
Principal Payable at Maturity:	100% of the aggregate principal amount ($25.00 per Note)
Interest Rate:	5.375% per annum
Day Count:	360-day year of twelve 30-day months
Trade Date:	January 14, 2022
Original Issue Date:	January 24, 2022 (T+5)
Stated Maturity Date:	January 31, 2029

Interest Payment Date:	The Notes will pay interest on March 31, June 30, September 30 and December 31 of each year. If an interest payment date is a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment. Interest payments on the Notes will commence on March 31, 2022.

Interest Periods:	The initial interest period for the Notes will be the period from and including January 24, 2022, to, but excluding, March 31, 2022. The subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.
Regular Record Dates:	Every March 15, June 15, September 15 and December 15. The first record date for the Notes will be March 15, 2022. If the record date for an interest payment is a non-business day, the record date will be the next business day.
Business Days:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City are authorized or required by law or executive order to close.
Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after January 31, 2025, upon not less than 30 days nor more than 60 days written notice, by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the aggregate principal amount of the Notes to be redeemed plus unpaid interest payable thereon accrued to, but excluding, the date fixed for redemption.
Listing:	Issuer intends to list the Notes on the New York Stock Exchange and expects trading to begin within 30 days of the original issue date under the trading symbol “ECCV.”
CUSIP / ISIN:	269809885 / US2698098850
Lead Bookrunner:	Ladenburg Thalmann & Co. Inc.
Joint Bookrunners:	B. Riley Securities, Inc., InspereX LLC, Oppenheimer & Co. Inc. and Wedbush Securities Inc.
Trustee, Paying Agent, Registrar and Transfer Agent:	American Stock Transfer & Trust Company, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer expects that delivery of the Notes will be made against payment therefor on or about January 24, 2022, which will be the fifth business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors should consider the Issuer’s investment objectives, risks, charges and expenses carefully before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (“SEC”), contains this and other information about the Issuer and the Notes and should be read carefully before investing. The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell securities and are not soliciting offers to buy securities in any jurisdiction where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with and has been declared effective by the SEC. Before you invest, you should read the Preliminary Prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. The offering may be made only by means of a prospectus and a related prospectus supplement, copies of which may be obtained by writing Ladenburg Thalmann & Co. Inc. at 640 Fifth Avenue, 4th Floor, New York, New York 10019, by calling toll-free 1-800-573-2541 or by sending an e-mail to: prospectus@ladenburg.com; copies may also be obtained for free by visiting EDGAR on the SEC’s website at http://www.sec.gov.